Exhibit 99.2

Santiago, August 28, 2019

Mr.

Joaquín Cortez Huerta

President

Financial Markets Commission

Present

Ref.	Communication of Material Fact.

Mr President,

In accordance with the provisions of Articles 9 and 10 of Law 18,045 and the provisions of Article 147 of Law 18,046, we report that in ordinary session yesterday, the Board of Banco Santander - Chile approved the following contracts with Santander Global Technology S.L.

a)	Technological services for “Tallyman New Functionalities”
b)	Technological services for “Norkom New Functionalities- WLN Online”
c)	Technological services for “Reactivation Survey AIS Phase II”
d)	Technological services for “Program- Vulnerability Solutions Ethical Hacking”
e)	Technological services for “Company Cashier’s Checks Report”
f)	Technological services for “Maintainer of Norkom Products”
g)	Technological services for “Flexibility of SME Plan charges”
h)	Technological services for “ATM messages”
i)	Technological services for “Server Obsolescence of Mass Payments”
j)	Technological services for “Credit related insurance platform (parameter and maintainer)”

In relation to these operations, the directors Claudio Melandri Hinojosa, Rodrigo Vergara Montes, Orlando Poblete Iturrate, Ana Dorrego de Carlos, Lucía Santa Cruz Sutil, Félix de Vicente Mingo, Alfonso Gómez Morales, Rodrigo Echenique Gordillo, Juan Pedro Santa María Pérez, Blanca Bustamante Bravo, and Oscar Von Chrismar Carvajal manifested the convenience for the Bank the procurement of these operations, with pricing, terms, and conditions similar to those prevailing in the market, and in accordance with the favorable report of the Director Committee and Audit Committee of the Bank.

Sincerely,

Miguel Mata Huerta

Chief Executive Officer

C.c:

- Stock Exchange

- President of the Board of Santander Consumer Chile S.A.